Filed Pursuant to Rule 424(b)(3)
Registration No. 333-112520
Prospectus Supplement No. 5
(to Prospectus dated May 26, 2005)
This Prospectus Supplement No. 5 supplements and amends the Prospectus dated May 26, 2005 (the “Prospectus”) relating to the sale from time to time of up to 10,575,000 shares of our common stock by certain selling stockholders.
On June 21, 2006, we filed with the Securities and Exchange Commission the attached Current Report on Form 8-K. The attached information supplements and supersedes, in part, the information contained in the Prospectus.
This Prospectus Supplement No. 5 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 5 supersedes the information contained in the Prospectus.
Our common stock is listed on the Nasdaq National Market under the symbol “ORGN.”
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement No. 5 is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this Prospectus Supplement No. 5 is June 27, 2006.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report: June 15, 2006
(Date of earliest event reported)
ORIGEN FINANCIAL, INC.
(Exact name of registrant as specified in its charter)
Commission File No. 000-50721

Delaware	20-0145649
(State of incorporation)	(IRS Employer I.D. No.)
27777 Franklin Road
Suite 1700
Southfield, Michigan 48034
(Address of principal executive offices)
(248) 746-7000
(Registrant’s telephone number, including area code)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 140.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement
Item 9.01 Financial Statements and Exhibits
SIGNATURES
EXHIBIT INDEX

Item 1.01 Entry into a Material Definitive Agreement
      On June 15, 2006, the Board of Directors and the Compensation Committee of Origen Financial, Inc. approved and adopted of the Origen Financial, Inc. 2006 Retention Plan (the “Plan”). The following brief description of the Plan is qualified in its entirety by reference to the full text of the Plan, a copy of which is attached as Exhibit 10.1.
      The purpose of the Plan is to maximize stockholder value by: (i) allowing Origen and its subsidiaries to attract and retain capable and qualified employees and officers, (ii) providing for continuity and stability of management before, during and after a change in control of Origen (as defined in the Plan), and (iii) providing Plan participants with fair and reasonable protection from the risks presented by the possibility of a change in control.
      Under the Plan, the Compensation Committee has the authority to designate employees of Origen and its subsidiaries as participants in the Plan and to determine the “tier” in which each will participate. To date no Origen employees have been designated to participate in the Plan.
      There are six Plan tiers. Three tiers provide for lump sum change in control payments ranging from 25% to 100% of the participant’s base salary. The other three tiers provide for lump sum change in control payments ranging from 100% to 299% of the sum of (i) the participant’s base salary, and (ii) 50% of the participant’s target bonus amount.
      Change in control payments will be payable to each Plan participant if (i) the participant is still employed by Origen on the first anniversary of the change in control, (ii) during such one-year period, the participant’s employment is terminated without cause by Origen, the participant resigns with good reason or the participant dies or becomes disabled, or (iii) Origen terminates the participant’s employment in anticipation of a change in control during a specified period before the closing of the change in control transaction.
      If, in addition to the change in control payment under the Plan, a participant is entitled to a payment from Origen upon a change in control or similar event under any other plan or agreement, the participant will be entitled to receive only one change in control payment. If a payment to a participant under the Plan, together with all other payments from Origen to the participant in connection with a change in control or the participant’s termination or resignation, constitutes a “parachute payment” under Section 280G(b)(2) of the Internal Revenue Code, then Origen will gross up the payment to cover all applicable excise taxes.
      Participants receiving change in control payments under the Plan are generally prohibited from competing with Origen or soliciting Origen’s employees for employment for a period of three to twelve months, depending on their tier of participation.
     Origen may terminate or amend the Plan, but no termination or amendment that is materially adverse to a participant will be effective without the written consent of the participant, provided that a termination or an amendment may be adopted without the consent of an affected participant if it is adopted on or before March 15 of a given year and does not become effective until after March 31 of the same year, and no change in control has occurred prior to the time such termination or amendment becomes effective.

Item 9.01 Financial Statements and Exhibits
(d)	Exhibits

10.1	Origen Financial, Inc. Retention Plan dated June 15, 2006*

*	Management contract or compensatory plan or arrangement.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 21, 2006	Origen Financial, Inc.

	By:	/s/ W. Anderson Geater, Jr.

W. Anderson Geater, Jr., Chief Financial Officer

ORIGEN FINANCIAL, INC.
EXHIBIT INDEX

Exhibit No.	Description
10.1	Origen Financial, Inc. Retention Plan dated June 15, 2006*

*	Management contract or compensatory plan or arrangement.

EXHIBIT 10.1
ORIGEN FINANCIAL, INC.
RETENTION PLAN
     1. Purpose and Adoption.
          (a) The purpose of the Origen Financial, Inc. Retention Plan (the “Plan”) is to maximize stockholder value by: (i) allowing Origen Financial, Inc., a Delaware corporation (the “Company”), and its subsidiaries to attract and retain capable and qualified employees and officers, (ii) providing for continuity and stability of management before, during and after a Change in Control, and (iii) providing Plan Participants with fair and reasonable protection from the risks presented by the possibility of a Change in Control by retaining them during times when a Change in Control may be contemplated or pending.
          (b) The Plan was approved and adopted by the Board as of June 15, 2006.
     2. Definitions.
          (a) “Administrator” shall mean the Compensation Committee of the Board, or such other body as the Board may appoint (including itself) from time to time to administer the Plan.
           (b) “Base Salary” means the Participant’s annual salary in effect on the date the Change in Control is consummated.
          (c) “Board” means the Board of Directors of the Company.
          (d) “Cause” means (i) a material breach of any provision of the Participant’s employment agreement, if one exists (if the breach is curable, it will constitute Cause only if it continues uncured for a period of ten business days after the Participant’s receipt of notice of such breach from the Company), (ii) the Participant’s failure or refusal, in any material manner, to perform all lawful services required of him and that are consistent with the Participant’s position and job description, which failure or refusal continues for more than ten business days after the Participant’s receipt of notice of such deficiency, (iii) the Participant’s commission of fraud, embezzlement or theft, in any case whether or not involving the Company or its subsidiaries, (iv) the Participant’s commission of a crime constituting moral turpitude, whether or not involving the Company or its subsidiaries, that in the reasonable good faith judgment of the Administrator renders the Participant’s continued employment harmful to the Company, (v) the Participant’s misappropriation of assets or property of the Company or its subsidiaries, (vi) the Participant’s conviction or the entry of a plea of guilty or no contest by the Participant with respect to any felony that, in the reasonable good faith judgment of the Administrator, adversely affects the Company, its reputation or its business, or (vii) the Participant’s gross negligence in performing his duties to the Company or its subsidiaries.

          (e) All of the following will be deemed a “Change in Control”:
             (i) An event or series of events by which any “person,” as such term is used in Section 13(d) and 14(d) of the Exchange Act (other than the Company, any Company subsidiary, or any trustee, fiduciary or other person or entity holding securities under any employee benefit plan or trust of the Company), together with all “affiliates” and “associates” (as such terms are defined in Rule 12b-2 of the Exchange Act) of such person, shall become the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the combined voting power of the Company’s then outstanding securities having the right to vote in an election of the Board (other than as a result of an acquisition of securities directly from the Company);
             (ii) The consummation of: (1) any consolidation or merger of the Company in which the stockholders of the Company immediately prior to the consolidation or merger would not, immediately after the consolidation or merger, “beneficially own” (as such term is defined in Rule 13d-3 of the Exchange Act), directly or indirectly, shares representing in the aggregate more than fifty percent (50%) of the voting shares of the corporation issuing cash or securities in the consolidation or merger (or of its ultimate parent corporation, if any) or (2) any sale, lease, exchange or other transfer to an unrelated party (in one transaction or a series of transactions contemplated or arranged by any party as a single plan) of all or substantially all of the assets of the Company;
             (iii) The approval of the stockholders of the Company of any plan or proposal for the liquidation or dissolution of the Company; or
             (iv) Where the persons who, as of the Effective Date (as defined below), constitute the Company’s Board (the “Incumbent Directors”) cease for any reason, including, without limitation, as a result of a tender offer, proxy contest, merger or similar transaction, to constitute at least a majority of the Board, provided that any person becoming a director of the Company subsequent to such date shall be considered an Incumbent Director if such person’s election was approved by or such person was nominated for election by either (1) a vote of at least two-thirds of the Incumbent Directors or (2) a vote of at least a majority of the Incumbent Directors who are members of a nominating committee of the Board comprised, in the majority, of Incumbent Directors; provided further, however, that notwithstanding the foregoing, any director designated by a person or entity that has entered into an agreement with the Company to effect a transaction described in clauses (i), (ii) or (iii) above, shall not be deemed to be an Incumbent Director.
          (f) “Change in Control Payment” means any payment received by a Participant pursuant to Section 4 below.
          (g) “Change in Control Payment Date” has the meaning given such term in Section 4(a) below.

          (h) “Change in Control Salary” means, (i) for all Participants in Tiers 1, 2 and 3, the Participant’s Base Salary, and (ii) for all Participants in Tiers 4, 5, and 6, the sum of (A) the Participant’s Base Salary and (B) 50% of the Participant’s Target Bonus.
          (i) “Code” means the Internal Revenue Code of 1986, as amended from time to time.
          (j) “Company” has the meaning given such term in Section 1 above.
          (k) “Disability” means the inability of the Participant to perform his or her employment services for the Company or its subsidiaries by reason of physical or mental illness or incapacity as determined by a physician chosen by the Company and reasonably acceptable to the Participant, which inability has continued for an aggregate period of at least 120 days in any period of 365 consecutive days.
          (l) “Exchange Act” means the Securities Exchange Act of 1934, as amended.
          (m) “Excise Tax” has the meaning given such term in Section 5 below.
          (n) “Good Reason” means the occurrence of any of the following events: (i) a substantial involuntary reduction in Participant’s annual salary except for an across-the-board salary reduction similarly affecting all or substantially all employees, or (ii) the relocation of Participant’s principal place of employment to another location of the Company or its subsidiaries, outside a sixty (60) mile radius from the location of Participant’s principal place of employment as of the date the Participant is designated to participate in the Plan.
          (o) “Participants” means the employees of the Company and its subsidiaries who are designated to participate in the Plan as provided in Section 3(a) below.
          (p) “Plan” means this Retention Plan of the Company.
          (q) The “Plan Year” shall be April 1st through March 31st.
          (r) “Restricted Period” means the following periods following the termination of a Participant’s employment with the Company or its subsidiaries: for Tier 1 Participants, three months; for Tier 2 Participants, six months; and for all other Participants, twelve months.
          (s) “Target Bonus” means the Participant’s target annual bonus pursuant to any annual bonus or incentive plan maintained by the Company or its subsidiaries in respect of the fiscal year in which the Change in Control is consummated.

     3. Designation of Participants; Tiers of Participation.
          (a) Participation in the Plan. The Administrator shall designate the employees of the Company and its subsidiaries who shall be Participants in the Plan, both initially and at any time from time to time thereafter. Each person designated for participation in the Plan shall continue to participate in the Plan Year of designation at his or her designated Tier. A person’s continued participation in the Plan in subsequent Plan Years shall be effective only if the Administrator designates such person to participate in the Plan in each such subsequent Plan Year. Upon designating a Participant for participation in the Plan in a new Plan Year, the Administrator may decrease the Tier of participation for a Participant, but only if there have been changes in the Participant’s title, duties, job description or performance since the beginning of the prior Plan Year and only if no Change in Control has occurred prior to the time such change becomes effective. The Administrator may at any time terminate a Participant’s participation in the Plan if the Participant’s employment could be terminated for Cause, regardless of whether or not the Participant’s employment is actually terminated.
          (b) Tiers of Participation. The Administrator shall designate each Participant as participating in the Plan at one of the “Tier” levels with the related Change in Control Payment Multiplier specified in the chart below.

Tier	Change in Control Payment Multiplier
Tier 1	0.25
Tier 2	0.5
Tier 3	1.0
Tier 4	1.0
Tier 5	2.0
Tier 6	2.99
     4. Payment After Change in Control.
          (a) Participants Employed with the Company on the Change in Control Payment Date. On the first anniversary of a Change in Control (the “Change in Control Payment Date”), the Company will pay each Participant still employed with the Company or its subsidiaries on such date a lump-sum cash amount equal to the Participant’s Change in Control Payment Multiplier multiplied by the Participant’s Change in Control Salary.
          (b) Participants No Longer Employed with the Company at the Change in Control Payment Date. The Company will pay each Participant (i) who resigns with Good Reason from employment with the Company and its subsidiaries during the one-year period following a Change in Control, (ii) whose employment is terminated by the Company or any of its subsidiaries without Cause during the one-year period following a Change in Control, (iii) who dies or suffers a Disability during the one-year period following a Change in Control, or (iv) whose employment is terminated by the Company or any of its subsidiaries in anticipation of a Change in Control at any time from the date that is 30 days immediately preceding the execution of a definitive agreement with respect to a Change of Control that actually occurs and the consummation of such Change in Control, a lump-sum payment equal to the Participant’s Change in Control Payment Multiplier multiplied by the Participant’s Change in Control Salary.

The payment provided for under this Section 4(b) will not be paid to any Participant who resigns without Good Reason or is terminated for Cause. The payments provided for in this Section 4(b) shall be made within 30 days of the effective date of the termination of the Participant’s employment with the Company and its subsidiaries or of the Participant’s death or Disability, as applicable.
          (c) No More Than One Change in Control Payment. Anything to the contrary in this Plan notwithstanding, in no event shall more than one payment to a given Participant be made under this Section 4, regardless of whether more than one event constituting a Change in Control occurs at a time that such Participant is participating in the Plan.
          (d) Covenant Not to Compete. Any Participant who receives a Change in Control Payment under Section 4(a) above and who terminates his employment with the Company or its subsidiaries without Good Reason or is terminated by the Company or its subsidiaries without Cause during the one-year period commencing on the Change in Control Payment Date shall not compete with the Company during the Restricted Period. The phrase “shall not compete with the Company,” means that the Participant shall not, directly or indirectly, engage in, or have an interest in or be associated with (whether as an officer, director, stockholder, partner, associate, employee, consultant, owner or otherwise) any “Competitor” (as defined below) anywhere within the United States or Canada. For purposes hereof, “Competitor” means any corporation, firm or enterprise which is engaged in any business which is materially similar to or which is competitive with the business then conducted or actually proposed by the Company or any company owned or controlled by or under common control with the Company (an “Affiliate”) including, without limitation, any company whose business involves the financing of manufactured houses; provided, however, that the Participant shall be permitted to make passive investments in the stock of any publicly traded business (including a competitive business), so long as the stock investment in any competitive business does not rise above one percent (1%) of the outstanding shares of such business. In addition, during the Restricted Period, the Participant shall not directly or indirectly solicit for employment any employee or independent contractor of the Company or its Affiliates. The provisions of this Section 4(d) shall not render unenforceable any other covenant not to compete with the Company or its Affiliates to which the Participant may be bound, whether pursuant to an employment agreement or otherwise.
     5. Excise Tax Payment. Anything in this Plan to the contrary notwithstanding, if any of the payments or benefits received or to be received by the Participant in connection with a Change in Control or the Participant’s termination or resignation of employment (whether pursuant to the terms of this Plan or any other plan, arrangement or agreement with the Company or its subsidiaries) (the “Aggregate Payment”) is determined to constitute a “parachute payment” as such term is deemed in Section 280G(b)(2) of the Code, the Company shall pay to the Participant, prior to the time an excise tax imposed by Section 4999 of the Code (“Excise Tax”) is payable with respect to such Aggregate Payment, an additional amount which, after the imposition of all income and excise taxes thereon, is equal to the Excise Tax on the Aggregate Payment. The determination of whether the Aggregate Payment constitutes a parachute payment and, if so, the amount to be paid to the Participant and the time of payment pursuant to this Section 5 shall be made by a nationally recognized United States public accounting firm selected by the Company which has not, during the two years preceding the date of its selection, acted in any way on behalf of the Company or any Affiliate thereof.
     6. General Release. Prior to and as a condition of any payment or benefits under this Plan, the Participant shall execute and deliver a general release of claims to other change of control payments and such other matters as the Company may reasonably request (including, without, limitation, in the case where a Participant’s employment has been terminated, such matters as the Company customarily requires of employees receiving severance payments) in a form acceptable to the Company, and any applicable statutory rescission period relating thereto shall have expired.
     7. Entitlement to Benefits Under Other Plans, Programs, Agreements and Arrangements.
          (a) Other Change in Control Payments. If a Participant is entitled to any payments upon a Change in Control or other substantially similar event pursuant to any other plan, program, agreement or arrangement with the Company and its subsidiaries, the Company shall not be obligated to make payments to the Participant under both this Plan and such other plan, program, agreement or arrangement. Instead, the Company shall be obligated to pay the Participant only the greater of the amounts payable as determined under this Plan and such other plan, program, agreement or arrangement.
          (b) Severance Payments. Anything in this Plan to the contrary notwithstanding, all Change in Control Payments made to a Participant under this Plan shall be in addition to, and not in lieu of, the severance payments to which the Participant is entitled under any other plan, program, agreement or arrangement with the Company and its subsidiaries.
          (c) Equity Compensation. This Plan has no effect on a Participant’s equity compensation awards; any rights of a Participant with respect to equity compensation awards shall be governed by the plans, programs, agreements and arrangements setting the terms of such awards.
     8. Miscellaneous
          (a) Successors. This Plan shall be binding upon the Company, its successors and assigns, and shall be enforceable by Participant and his or her legal representatives. In the event of a Change in Control or similar transaction, the provisions of this Plan shall bind and inure to the benefit of the surviving or resulting entity, or the entity to which such assets shall have been transferred, as the case may be; provided, however, that the Company will require any successor to all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform the Company’s obligations under this Plan in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place.
          (b) Termination or Amendment of Plan. The Company may terminate or amend this Plan, but, subject to the following paragraph, no termination or amendment that is materially adverse to a Participant may be effective without the written consent of the Participant, provided that a termination or an amendment may be adopted without the consent of an affected Participant if it is adopted on or before March 15 of a given year and does not become effective until after the end of that Plan Year, and no Change in Control has occurred prior to the time such termination or amendment becomes effective. Any termination or amendment shall occur by resolution of the Administrator.
           It is the Company’s intent that the Plan not provide for deferrals of compensation, as defined under Section 409A of the Code. Notwithstanding anything to the contrary herein, the Company reserves the right to amend the Plan as necessary to remain exempt from Section 409A of the Code, including related final Treasury Regulations and other governmental guidance and authority.
          (c) Governing Law. This Plan shall be construed and obligations hereunder enforced in accordance with the laws of the State of Michigan (regardless of any contrary provisions of its conflicts of laws principles).
          (d) Tax Withholding. The Company may withhold such amounts as may be required under federal, state and local law to be withheld from payments made under the Plan.
          (e) Effective Date. This Plan shall be effective as of June 15, 2006 (the “Effective Date”).